Mail Stop 3561

February 5, 2008

Via Fax & U.S. Mail

Ms. Kate Blankenship
Principal Financial Officer
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

Re: Knightsbridge Tankers Limited
Form 20-F for the year ended December 31, 2006
Filed April 27, 2007
File No. 000-29106

Dear Ms. Blankenship:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

cc: Via Facsimile (212) 480-8421
Gary Wolfe, Esq.
Seward & Kissel
One Battery Park Plaza
New York, New York 10004